Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Bespoke Capital Acquisition Corp.

Subject Company: Bespoke Capital Acquisition Corp.

Registration No: 333-254260

Date: April 23, 2021

Wasatch to Invest $100 million in Bespoke Capital Acquisition Corp and Vintage

Wine Estates via Private Placement of Common Stock

Investment Increases Total Wasatch Stake to $128 million

Toronto, ON and Santa Rosa, CA – April 23, 2021 – Bespoke Capital Acquisition Corp. (NASDAQ: BSPE) (TSX: BC.U) (TSX: BC.WT.U) (“BCAC” or “Bespoke”) and Vintage Wine Estates (“VWE”), one of the fastest growing U.S. wine producers with a leading direct-to-customer platform, today announced that Wasatch Global Investors (“Wasatch”) will increase its current investment in the combined BCAC-VWE (the “Company”) by $100 million, from $28 million announced in February 2021 to a total of $128 million. The new investment will take the form of Company common shares at $10 per share, Bespoke’s IPO price. The investment is subject to the closing of the BCAC-VWE business combination.

The Wasatch investment provides:

•

Significant incremental capital to support VWE’s acquisition strategy. VWE has successfully acquired 20 wineries in the past 10 years and believes that U.S. wine industry conditions are increasingly positive for synergistic acquisitions.

•	A cornerstone institutional investor in Wasatch.

•	Attractive investment terms for existing VWE and BCAC shareholders with the investment being made in a $10.00 per share common equity PIPE.

On February 4, 2021, BCAC announced a definitive agreement to combine with Vintage Wine Estates. At that time, Wasatch invested $28 million in common equity. The combined company will be named Vintage Wine Estates, Inc. Its common stock will remain listed on the Nasdaq Global Market under the new ticker symbol “VWE” and on the TSX under the symbol “VWE.U”. The warrants will remain listed on the TSX under “VWE.WT.U”. BCAC is hosting its shareholder meeting on Thursday, May 6, 2021.

Pat Roney, founder and CEO of Vintage Wine Estates, commented: “This investment bolsters the capital available to us to capitalize on growth opportunities we see. We are pleased to partner with Wasatch and look forward to working with them, BCAC and our other new investors in executing on our strategy.”

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a $360 million special purpose acquisition corporation listed on the Nasdaq and TSX. Bespoke is led by Chairman Paul Walsh (former CEO of Diageo) and an experienced team of managers, operators and investors who have played integral roles in helping build and grow profitable public and private consumer staples businesses, both organically and through acquisitions, to create value for stockholders. For more information please visit https://www.bespokespac.com/.

About Vintage Wine Estates, Inc.

Vintage Wine Estates is a family of wineries and wines whose singular focus is producing the finest quality wines and incredible customer experiences with wineries throughout Napa, Sonoma, California’s Central Coast, Oregon and Washington State. Since its founding 20 years ago, the Company has become a top 15 U.S. wine producer via organic and acquisitive growth, today selling more than 2 million nine-liter equivalent cases annually. To achieve this growth, the Company curates, creates, stewards and markets its many brands and services to customers and end consumers via a balanced omni-channel strategy encompassing direct-to-consumer, wholesale and exclusive brands arrangements with national retailers. VWE is diverse across price points and varietals with over 50 brands ranging from $10-$150 USD at retail, with the majority selling in the $12-$20 USD price range. For more information, visit https://www.vintagewineestates.com/.

Advisors

Cowen is acting as placement agent for Bespoke in connection with the additional $100 million investment from Wasatch. Reed Smith LLP acted as legal counsel to the placement agent.

Jones Day acted as legal counsel to BCAC.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding closing of the investment and the transaction, estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the requirement for Wasatch to fund the subscription price on closing; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws to be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR

ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.

Contacts:

Investors

Mark Harms

Bespoke Capital Partners LLC

information@bespokecp.com

+44-207-016-8050

or

ICR

BespokeIR@icrinc.com

or

Dan Thurber

Wasatch Global Investors

dthurber@wasatchglobal.com

Media

Alecia Pulman

BespokePR@icrinc.com

Disclaimer THE DISCLOSURES IN THIS PRESENTATION SUPERSEDE AND REPLACE THE INFORMATION PROVIDED IN ANY PRIOR PRESENTATION REGARDING THE SAME, INCLUDING FOR CERTAINTY, SUPERSEDING AND REPLACING ANY CONFLICTING DISCLOSURES CONTAINED IN SUCH PRIOR PRESENTATION. This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Bespoke Capital Acquisition Corp. (“BCAC”) and Vintage Wine Estates, Inc. (“VWE”) and related transactions (collectively, the “Potential Transactions”). This presentation is provided to you on the understanding that it will be used solely in connection with your consideration of the Potential Transactions. By accepting delivery of this presentation you acknowledge that you are aware that BCAC is a publicly-traded company and that the confidential information contained herein may constitute material non-public information. You agree to comply with applicable U.S. and Canadian securities laws or other applicable securities laws governing the disclosure and use of material non-public information of publicly-traded companies, including those rules which impose restrictions on trading securities when in possession of such information and on communicating such information to any other person. No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no event will BCAC, VWE or any of their respective stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained through research, surveys and studies conducted by industry publications and other third parties. Neither BCAC nor VWE has independently verified the data obtained from these sources and they cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of BCAC, VWE or the Potential Transactions. Recipients of this presentation should make their own evaluation of BCAC and VWE and of the relevance and adequacy of the information contained herein and should make such other investigations as they deem necessary. Forward-Looking Statements Some of the statements contained in this presentation are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of BCAC’s and VWE’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward- looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC and VWE. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the Potential Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the Potential Transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the Potential Transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that neither BCAC nor VWE presently know or that BCAC or VWE currently believe are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s and VWE’s expectations, plans or forecasts of future events and views as of the date of this presentation. Neither BCAC nor VWE undertakes any obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements. Use of Projections The projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond VWE’s and BCAC’s control. VWE’s and BCAC’s independent auditors did not audit, review, compile or perform any procedures with respect to such projections, estimates or targets for the purpose of their inclusion in this presentation, and accordingly, such auditors neither expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this presentation. While all projections, estimates and targets are necessarily speculative, VWE believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying projected, expected or target results are inherently uncertain and are subject to a wide variety of risks and uncertainties, including but not limited to those mentioned in the immediately preceding paragraph, that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that VWE, BCAC or their respective representatives considered or consider such financial projections, estimates and targets to be a reliable prediction of future events. See “Forward-Looking Statements” above. STRICTLY PRIVATE AND CONFIDENTIAL 2Disclaimer THE DISCLOSURES IN THIS PRESENTATION SUPERSEDE AND REPLACE THE INFORMATION PROVIDED IN ANY PRIOR PRESENTATION REGARDING THE SAME, INCLUDING FOR CERTAINTY, SUPERSEDING AND REPLACING ANY CONFLICTING DISCLOSURES CONTAINED IN SUCH PRIOR PRESENTATION. This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Bespoke Capital Acquisition Corp. (“BCAC”) and Vintage Wine Estates, Inc. (“VWE”) and related transactions (collectively, the “Potential Transactions”). This presentation is provided to you on the understanding that it will be used solely in connection with your consideration of the Potential Transactions. By accepting delivery of this presentation you acknowledge that you are aware that BCAC is a publicly-traded company and that the confidential information contained herein may constitute material non-public information. You agree to comply with applicable U.S. and Canadian securities laws or other applicable securities laws governing the disclosure and use of material non-public information of publicly-traded companies, including those rules which impose restrictions on trading securities when in possession of such information and on communicating such information to any other person. No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no event will BCAC, VWE or any of their respective stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained through research, surveys and studies conducted by industry publications and other third parties. Neither BCAC nor VWE has independently verified the data obtained from these sources and they cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of BCAC, VWE or the Potential Transactions. Recipients of this presentation should make their own evaluation of BCAC and VWE and of the relevance and adequacy of the information contained herein and should make such other investigations as they deem necessary. Forward-Looking Statements Some of the statements contained in this presentation are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of BCAC’s and VWE’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward- looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC and VWE. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the Potential Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the Potential Transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the Potential Transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that neither BCAC nor VWE presently know or that BCAC or VWE currently believe are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s and VWE’s expectations, plans or forecasts of future events and views as of the date of this presentation. Neither BCAC nor VWE undertakes any obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements. Use of Projections The projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond VWE’s and BCAC’s control. VWE’s and BCAC’s independent auditors did not audit, review, compile or perform any procedures with respect to such projections, estimates or targets for the purpose of their inclusion in this presentation, and accordingly, such auditors neither expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this presentation. While all projections, estimates and targets are necessarily speculative, VWE believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying projected, expected or target results are inherently uncertain and are subject to a wide variety of risks and uncertainties, including but not limited to those mentioned in the immediately preceding paragraph, that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that VWE, BCAC or their respective representatives considered or consider such financial projections, estimates and targets to be a reliable prediction of future events. See “Forward-Looking Statements” above. STRICTLY PRIVATE AND CONFIDENTIAL 2

Disclaimer (Cont’d) Financial Information; Non-GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in, any prospectus or registration statement to be filed by BCAC with the SEC or Canadian securities regulatory authorities, and such differences may be material. In particular, all VWE and combined company projected financial information included herein is preliminary and subject to risks and uncertainties. Any variation between VWE’s or the combined company’s actual results and the projected financial information included herein may be material. Some of the financial information and data contained in this presentation, such as EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, EBITDA growth, EBITDA multiple, PEG, ROIC and Adjusted ROIC, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). BCAC and VWE believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing VWE’s financial measures with other similar companies, many of which may present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they reflect the exercise of judgments by management about which expense and revenue items are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents historical non-GAAP financial measures in connection with GAAP results. You should review VWE’s audited financial statements, which will be included in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus (each as defined below). However, not all of the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Important Information and Where to Find It In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws to be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of BCAC, VWE and other companies, which are property of their respective owners. STRICTLY PRIVATE AND CONFIDENTIAL 3Disclaimer (Cont’d) Financial Information; Non-GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in, any prospectus or registration statement to be filed by BCAC with the SEC or Canadian securities regulatory authorities, and such differences may be material. In particular, all VWE and combined company projected financial information included herein is preliminary and subject to risks and uncertainties. Any variation between VWE’s or the combined company’s actual results and the projected financial information included herein may be material. Some of the financial information and data contained in this presentation, such as EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, EBITDA growth, EBITDA multiple, PEG, ROIC and Adjusted ROIC, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). BCAC and VWE believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing VWE’s financial measures with other similar companies, many of which may present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they reflect the exercise of judgments by management about which expense and revenue items are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents historical non-GAAP financial measures in connection with GAAP results. You should review VWE’s audited financial statements, which will be included in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus (each as defined below). However, not all of the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Important Information and Where to Find It In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws to be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of BCAC, VWE and other companies, which are property of their respective owners. STRICTLY PRIVATE AND CONFIDENTIAL 3

The Team Pat Roney Terry Wheatley Kathy DeVillers Paul Walsh Rob Berner Mark Harms Founder & CEO President CFO Chairman Managing Partner Managing Partner • 20+ years at VWE • 6 years at VWE • 2 years at VWE • Ex-CEO at Diageo • 30+ years private • 30+ years merchant (13+ years) equity experience banking experience • 30+ years of industry • 30+ years of industry • 20+ years of industry experience experience experience • 30+ years FMCG • Significant experience • Significant experience sector experience in FMCG sector in FMCG sector Previous Experiences STRICTLY PRIVATE AND CONFIDENTIAL 4The Team Pat Roney Terry Wheatley Kathy DeVillers Paul Walsh Rob Berner Mark Harms Founder & CEO President CFO Chairman Managing Partner Managing Partner • 20+ years at VWE • 6 years at VWE • 2 years at VWE • Ex-CEO at Diageo • 30+ years private • 30+ years merchant (13+ years) equity experience banking experience • 30+ years of industry • 30+ years of industry • 20+ years of industry experience experience experience • 30+ years FMCG • Significant experience • Significant experience sector experience in FMCG sector in FMCG sector Previous Experiences STRICTLY PRIVATE AND CONFIDENTIAL 4

Today’s Agenda I Introduction & Investment Thesis II Business Overview III Value Creation Strategy IV Financial Overview STRICTLY PRIVATE AND CONFIDENTIAL 5Today’s Agenda I Introduction & Investment Thesis II Business Overview III Value Creation Strategy IV Financial Overview STRICTLY PRIVATE AND CONFIDENTIAL 5

I. Introduction & Investment ThesisI. Introduction & Investment Thesis

Why BCAC is Excited about Vintage Wine Estates VWE operates in a large, growing market 427mm c.6% 1 and focuses on the industry’s highest Wine cases consumed Market value CAGR 2020- (1) (1) annually in the U.S. 23E in >$10 wines segment growth categories Proven and successful business model with 30% 24% 2 diversified capabilities across channels Direct-to-Consumer Sales B2B Net Revenue CAGR (2) (3) Contribution since 2012 Highly attractive financial profile with 21% 24% 3 Net Revenue CAGR Adj. EBITDA CAGR strong historical growth (3) (3) since 2010 since 2010 Industry consolidator with demonstrated track 20+ $250mm+ 4 record and extensive, actionable acquisition Successfully integrated Cumulative M&A acquisitions since 2010 transaction value pipeline Well-invested business, significant asset base c.$400mm (2.1x) 5 Inventory and Fixed PF Net Debt to and strong balance sheet (4) Assets PF Adj. EBITDA FY 2021E 60+ years 30+ years Experienced management team with best-in- 6 CEO & President combined Chairman (Paul Walsh) class oversight from BCAC industry experience industry experience Note: All financials represent fiscal year metrics. (1) Sourced from BW166 LLC data. (2) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (3) For the period ended June 30, 2020. (4) Pro forma for the full year financial contribution of Kunde and including $57mm of estimated future proceeds from planned asset sales. STRICTLY PRIVATE AND CONFIDENTIAL 7Why BCAC is Excited about Vintage Wine Estates VWE operates in a large, growing market 427mm c.6% 1 and focuses on the industry’s highest Wine cases consumed Market value CAGR 2020- (1) (1) annually in the U.S. 23E in >$10 wines segment growth categories Proven and successful business model with 30% 24% 2 diversified capabilities across channels Direct-to-Consumer Sales B2B Net Revenue CAGR (2) (3) Contribution since 2012 Highly attractive financial profile with 21% 24% 3 Net Revenue CAGR Adj. EBITDA CAGR strong historical growth (3) (3) since 2010 since 2010 Industry consolidator with demonstrated track 20+ $250mm+ 4 record and extensive, actionable acquisition Successfully integrated Cumulative M&A acquisitions since 2010 transaction value pipeline Well-invested business, significant asset base c.$400mm (2.1x) 5 Inventory and Fixed PF Net Debt to and strong balance sheet (4) Assets PF Adj. EBITDA FY 2021E 60+ years 30+ years Experienced management team with best-in- 6 CEO & President combined Chairman (Paul Walsh) class oversight from BCAC industry experience industry experience Note: All financials represent fiscal year metrics. (1) Sourced from BW166 LLC data. (2) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (3) For the period ended June 30, 2020. (4) Pro forma for the full year financial contribution of Kunde and including $57mm of estimated future proceeds from planned asset sales. STRICTLY PRIVATE AND CONFIDENTIAL 7

Transaction Overview Transaction Description (1) • Enterprise value of $693mm (12.8x FY 2022E EBITDA of $54mm ), representing an attractive valuation relative to comparable companies • Existing VWE shareholders to be paid $32mm; MIP cash out of $8mm; Wasatch acquired $28mm block from an existing VWE non-management shareholder • Wasatch to provide a $100mm PIPE comprised of 10.0mm common shares at a valuation of $10 per share • Existing VWE shareholders to be issued 27.1mm rollover shares, valued at $271mm • All insiders are retaining an equity stake post-transaction, including Pat Roney, Founder and Controlling Shareholder of VWE, who is fully rolling his equity. The existing shareholders of VWE and BCAC have each agreed to 18 month lock-ups • Rollover equity shareholders to receive two tranches of 2.86mm deferred shares vesting at $15 and $20 per share (4) • $182mm of BCAC cash in trust utilized to repay existing VWE debt at close, resulting in pro forma Total Debt / FY 2021E PF EBITDA of 3.8x and Net Debt / FY 2021E (4) PF EBITDA of (2.1x) • Strong post-merger Board comprised of experienced wine industry and finance / M&A professionals, with a focus on ESG and diversity • No minimum cash condition; transaction expected to close in late May • BCAC is dual listed on the Nasdaq Global Market under the symbol “BSPE” and Toronto Stock Exchange under the symbol “BC.U”. Upon closing, the combined company’s common stock will remain listed on the Nasdaq Global Market under new ticker symbol “VWE” and on the Toronto Stock Exchange under the symbol “VWE.U” (2) Pro Forma Valuation Expected Sources & Uses Pro Forma Ownership at Close ($ in mm) ($ in mm) Illustrative Share Price $10.00 Sources of Funds Pro Forma Shares Outstanding (mm) 79.1 BCAC Cash in Trust Account $364 VWE Equity Value $791 Selling Shareholders Equity Rollover 271 Shareholders (3) Less: Cash (276) PIPE Proceeds 100 30.8% Total Sources of Funds $735 Plus: Debt 177 Public Plus: NCI 1 Uses of Funds Shareholders Enterprise Value $693 (6) 49.0% Selling Shareholders Equity Rollover $271 Valuation Multiples Metric Multiple Paydown Existing Debt Balance 182 (1) FV / CY2021E EBITDA $50 14.0x Cash to Balance Sheet 215 Wasatch PIPE (1) (5) FV / FY2022E EBITDA 54 12.8 Cash Consideration to Selling Shareholders 40 12.6% BCAC Sponsor Illustrative Transaction Fees and Expenses 27 Target acquisitions would contribute 7.6% Total Uses of Funds $735 incremental FY 2022E EBITDA of $9mm (4) resulting in a multiple of 11.9x Note: Fiscal Year ended June 30. Assumes no redemptions from BCAC trust account. The cash, debt and NCI balance shown represents the forecast net debt position of the combined company at closing of the transaction (assuming no redemptions). As a result, the figures shown here differ from the pro forma financials as at December 31, 2020 shown in the S-4 and Prospectus. Prior to closing of the transaction, the company is estimated to have $359mm of debt. (1) EBITDA includes estimated annual public company costs of $3mm starting FY 2022. Pro forma for the full FY 2021E financial contribution of Kunde, closing April 2021. (2) Pro forma capital structure as of March 31, 2021. (3) Consists of $4mm of existing company cash, $215mm of cash to balance sheet and $57mm of future proceeds from planned asset sales. (4) Assumes estimated consideration for acquisitions of $55mm. (5) Includes $32mm of cash consideration to certain non-management shareholders and $8mm to cash out existing MIP. (6) Includes 36.0mm Class A restricted shares and 2.8mm Wasatch shares purchased from an existing VWE non-management shareholder. STRICTLY PRIVATE AND CONFIDENTIAL 8Transaction Overview Transaction Description (1) • Enterprise value of $693mm (12.8x FY 2022E EBITDA of $54mm ), representing an attractive valuation relative to comparable companies • Existing VWE shareholders to be paid $32mm; MIP cash out of $8mm; Wasatch acquired $28mm block from an existing VWE non-management shareholder • Wasatch to provide a $100mm PIPE comprised of 10.0mm common shares at a valuation of $10 per share • Existing VWE shareholders to be issued 27.1mm rollover shares, valued at $271mm • All insiders are retaining an equity stake post-transaction, including Pat Roney, Founder and Controlling Shareholder of VWE, who is fully rolling his equity. The existing shareholders of VWE and BCAC have each agreed to 18 month lock-ups • Rollover equity shareholders to receive two tranches of 2.86mm deferred shares vesting at $15 and $20 per share (4) • $182mm of BCAC cash in trust utilized to repay existing VWE debt at close, resulting in pro forma Total Debt / FY 2021E PF EBITDA of 3.8x and Net Debt / FY 2021E (4) PF EBITDA of (2.1x) • Strong post-merger Board comprised of experienced wine industry and finance / M&A professionals, with a focus on ESG and diversity • No minimum cash condition; transaction expected to close in late May • BCAC is dual listed on the Nasdaq Global Market under the symbol “BSPE” and Toronto Stock Exchange under the symbol “BC.U”. Upon closing, the combined company’s common stock will remain listed on the Nasdaq Global Market under new ticker symbol “VWE” and on the Toronto Stock Exchange under the symbol “VWE.U” (2) Pro Forma Valuation Expected Sources & Uses Pro Forma Ownership at Close ($ in mm) ($ in mm) Illustrative Share Price $10.00 Sources of Funds Pro Forma Shares Outstanding (mm) 79.1 BCAC Cash in Trust Account $364 VWE Equity Value $791 Selling Shareholders Equity Rollover 271 Shareholders (3) Less: Cash (276) PIPE Proceeds 100 30.8% Total Sources of Funds $735 Plus: Debt 177 Public Plus: NCI 1 Uses of Funds Shareholders Enterprise Value $693 (6) 49.0% Selling Shareholders Equity Rollover $271 Valuation Multiples Metric Multiple Paydown Existing Debt Balance 182 (1) FV / CY2021E EBITDA $50 14.0x Cash to Balance Sheet 215 Wasatch PIPE (1) (5) FV / FY2022E EBITDA 54 12.8 Cash Consideration to Selling Shareholders 40 12.6% BCAC Sponsor Illustrative Transaction Fees and Expenses 27 Target acquisitions would contribute 7.6% Total Uses of Funds $735 incremental FY 2022E EBITDA of $9mm (4) resulting in a multiple of 11.9x Note: Fiscal Year ended June 30. Assumes no redemptions from BCAC trust account. The cash, debt and NCI balance shown represents the forecast net debt position of the combined company at closing of the transaction (assuming no redemptions). As a result, the figures shown here differ from the pro forma financials as at December 31, 2020 shown in the S-4 and Prospectus. Prior to closing of the transaction, the company is estimated to have $359mm of debt. (1) EBITDA includes estimated annual public company costs of $3mm starting FY 2022. Pro forma for the full FY 2021E financial contribution of Kunde, closing April 2021. (2) Pro forma capital structure as of March 31, 2021. (3) Consists of $4mm of existing company cash, $215mm of cash to balance sheet and $57mm of future proceeds from planned asset sales. (4) Assumes estimated consideration for acquisitions of $55mm. (5) Includes $32mm of cash consideration to certain non-management shareholders and $8mm to cash out existing MIP. (6) Includes 36.0mm Class A restricted shares and 2.8mm Wasatch shares purchased from an existing VWE non-management shareholder. STRICTLY PRIVATE AND CONFIDENTIAL 8

BCAC Value Add Key Highlights Paul Walsh – Executive Chairman of BCAC • Previously served as the CEO of Diageo for 13 1 2 years Deep Global Industry Extensive M&A • Over 40 years of experience across a variety of Knowledge and Expertise industries including CPG, restaurants, and freight Relationships and logistics • Paul is currently on several high profile boards, 3 4 including McLaren, FedEx and McDonalds Syndicated Financing, Relationships with • Paul is recognized as one of the leading CPG Debt and Capital Market Potential M&A Targets executives of the last 15 years Experience Diageo Shareholder Value Creation Under 5 6 Paul Walsh’s Leadership Strong Independent Optimal Corporate Board Governance $108bn Through combined management expertise and Market Cap: capabilities, VWE is immediately vaulted into the $29bn upper tier of U.S. vintners, with opportunities to expand its footprint and product mix Source: Bloomberg. Sept 1, 2000 May 7, 2013 (1) Calculated as market capitalization plus share buybacks and dividends during tenure. STRICTLY PRIVATE AND CONFIDENTIAL 9BCAC Value Add Key Highlights Paul Walsh – Executive Chairman of BCAC • Previously served as the CEO of Diageo for 13 1 2 years Deep Global Industry Extensive M&A • Over 40 years of experience across a variety of Knowledge and Expertise industries including CPG, restaurants, and freight Relationships and logistics • Paul is currently on several high profile boards, 3 4 including McLaren, FedEx and McDonalds Syndicated Financing, Relationships with • Paul is recognized as one of the leading CPG Debt and Capital Market Potential M&A Targets executives of the last 15 years Experience Diageo Shareholder Value Creation Under 5 6 Paul Walsh’s Leadership Strong Independent Optimal Corporate Board Governance $108bn Through combined management expertise and Market Cap: capabilities, VWE is immediately vaulted into the $29bn upper tier of U.S. vintners, with opportunities to expand its footprint and product mix Source: Bloomberg. Sept 1, 2000 May 7, 2013 (1) Calculated as market capitalization plus share buybacks and dividends during tenure. STRICTLY PRIVATE AND CONFIDENTIAL 9

II. Business OverviewII. Business Overview

Proven and Successful Track-Record 2000 2007 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2021 – Pat Roney – Launched Private acquired Label Program Girard – Formed Vintage – Signed Winery Wine Estates agreement with – Marco Deutsch Family DiGiulio Wine & Spirits becomes – Acquired winemaker Cosentino Winery – Acquired Cartlidge & Browne (1) – Pat Roney & – Common 6mm case capacity Leslie Rudd shareholders to acquired VWE acquired Windsor minority stake in Vineyards Kunde & VWE acquired management contract Note: Fiscal Year ended June 30. (1) Kunde acquisition closing April 2021. STRICTLY PRIVATE AND CONFIDENTIAL 11Proven and Successful Track-Record 2000 2007 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2021 – Pat Roney – Launched Private acquired Label Program Girard – Formed Vintage – Signed Winery Wine Estates agreement with – Marco Deutsch Family DiGiulio Wine & Spirits becomes – Acquired winemaker Cosentino Winery – Acquired Cartlidge & Browne (1) – Pat Roney & – Common 6mm case capacity Leslie Rudd shareholders to acquired VWE acquired Windsor minority stake in Vineyards Kunde & VWE acquired management contract Note: Fiscal Year ended June 30. (1) Kunde acquisition closing April 2021. STRICTLY PRIVATE AND CONFIDENTIAL 11

The Leading U.S. Wine Growth Platform—VWE by the Numbers Attractive Portfolio of 50+ Products Available at 43,000+ Owned Brands Across All (1) Locations Premium Price Points 850K+ Active Email List 20+ Private Label Accounts Subscribers 20+ Successfully (2) 2,800 Vineyard Acres Integrated Acquisitions Owned Production Capacity Five Product Extensions of 15M Cases per Annum Outside of Wine 21% Net Revenue CAGR 24% Adj. EBITDA CAGR Since (3) (3) Since FY 2010 FY 2010 (1) Includes 25,000+ off-premise locations and 18,000+ on-premise locations. (2) Includes 946 owned acres and 1,854 acres under contracts and long term leases. (3) For period ended June 30, 2020. STRICTLY PRIVATE AND CONFIDENTIAL 12The Leading U.S. Wine Growth Platform—VWE by the Numbers Attractive Portfolio of 50+ Products Available at 43,000+ Owned Brands Across All (1) Locations Premium Price Points 850K+ Active Email List 20+ Private Label Accounts Subscribers 20+ Successfully (2) 2,800 Vineyard Acres Integrated Acquisitions Owned Production Capacity Five Product Extensions of 15M Cases per Annum Outside of Wine 21% Net Revenue CAGR 24% Adj. EBITDA CAGR Since (3) (3) Since FY 2010 FY 2010 (1) Includes 25,000+ off-premise locations and 18,000+ on-premise locations. (2) Includes 946 owned acres and 1,854 acres under contracts and long term leases. (3) For period ended June 30, 2020. STRICTLY PRIVATE AND CONFIDENTIAL 12

Vintage Wine Estates – Where We Win We generate balanced, consistent growth from our three primary sales channels Direct-to- 30% Consumer Of Net Revenue (Clubs, E-commerce, Tasting Rooms, QVC, TeleSales) 29% 41% B2B Wholesale Of Net Revenue Of Net Revenue (Private Label and (Off- and On- Premise) Custom Crush / Production Services) Note: Revenue breakdown represents FY 2020 ended June 30. Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. STRICTLY PRIVATE AND CONFIDENTIAL 13Vintage Wine Estates – Where We Win We generate balanced, consistent growth from our three primary sales channels Direct-to- 30% Consumer Of Net Revenue (Clubs, E-commerce, Tasting Rooms, QVC, TeleSales) 29% 41% B2B Wholesale Of Net Revenue Of Net Revenue (Private Label and (Off- and On- Premise) Custom Crush / Production Services) Note: Revenue breakdown represents FY 2020 ended June 30. Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. STRICTLY PRIVATE AND CONFIDENTIAL 13

Strategically Built Asset Base and Product Portfolio We Have Range $10 $150 Diversified in Lifestyle Wines Diversified in Luxury ESTATE WINERIES & LUXURY WINES STRICTLY PRIVATE AND CONFIDENTIAL 14Strategically Built Asset Base and Product Portfolio We Have Range $10 $150 Diversified in Lifestyle Wines Diversified in Luxury ESTATE WINERIES & LUXURY WINES STRICTLY PRIVATE AND CONFIDENTIAL 14

VWE is Primarily Focused on the Key Growth Segment of the Wine Market, the $10 - $20 Premium Price Point (2) U.S. Domestic Table Wines Consumption by Price VWE Case Volume by Retail Price Point (1) Point 2017A-23E (Value in US$ bn) <$10 $ 36.1 1% $ 32.3 $ 29.2 9.6 $20+ 8.1 20% 7.0 15.6 13.0 11.0 $10 - $19.99 11.2 11.3 11.0 79% 2017A 2020E 2023E 2017 2020 2023 CAGR 2017A-20E 2020E-23E Fine Wine ($20+ RSP) 4.8% 5.8% 99% Premium ($10-19.99 RSP) 5.7% 6.2% VWE Case Volume in the >$10 Non-Premium (<$10 RSP) 0.2% (0.8%) retail price point Source: BW166 LLC. (1) Off-premise price per bottle. Market value excludes imported table wines and sparkling wines. (2) Excludes B2B Segment. STRICTLY PRIVATE AND CONFIDENTIAL 15VWE is Primarily Focused on the Key Growth Segment of the Wine Market, the $10 - $20 Premium Price Point (2) U.S. Domestic Table Wines Consumption by Price VWE Case Volume by Retail Price Point (1) Point 2017A-23E (Value in US$ bn) <$10 $ 36.1 1% $ 32.3 $ 29.2 9.6 $20+ 8.1 20% 7.0 15.6 13.0 11.0 $10 - $19.99 11.2 11.3 11.0 79% 2017A 2020E 2023E 2017 2020 2023 CAGR 2017A-20E 2020E-23E Fine Wine ($20+ RSP) 4.8% 5.8% 99% Premium ($10-19.99 RSP) 5.7% 6.2% VWE Case Volume in the >$10 Non-Premium (<$10 RSP) 0.2% (0.8%) retail price point Source: BW166 LLC. (1) Off-premise price per bottle. Market value excludes imported table wines and sparkling wines. (2) Excludes B2B Segment. STRICTLY PRIVATE AND CONFIDENTIAL 15

Best-in-Class Vineyards and Brand Portfolio VWE Vineyards Industry Leading Portfolio RecentAwards & Ratings 2018 SILVER LABEL BARREL-AGED 2018 SAUVIGNON BLANC CHARDONNAY CABERNETSAUVIGNON DOUBLE 90 DOUBLE Wine Spectator 96 GOLD 95 GOLD BEST OF CLASS Sunset Magazine International Sunset Magazine International 90 Wine Comp. 2020 Wine Comp. 2020 Wine Enthusiast 2018 CABERNET EVERYDAY RED MALBEC SAUVIGNON BEST OF GOLD/RESERVE 91 GOLD 93 CLASS CHAMPION CLASS Sunset Magazine International Sunset Magazine International Houston Uncorked Wine Comp. 2020 Wine Comp. 2020 CABERNET SAUVIGNON CHARDONNAY THEZIN GOLD GOLD 92 GOLD SF ChronicleInternational SF ChronicleInternational San Diego International Wine Competition Wine Competition Wine & Spirits2020 RED WINE THE DARK GOLD GOLD GOLD SF ChronicleInternational SF ChronicleInternational Houston Uncorked Wine Competition Wine Competition Owned: 946 acres • Napa: 94 acres Extensive Portfolio of 90+ Rated Wines • Sonoma: 96 acres • Mendocino: 6 acres • Arroyo Grande: 750 acres Contracts & Long Term Leases: 1,854 acres Total: 2,800 acres STRICTLY PRIVATE AND CONFIDENTIAL 16Best-in-Class Vineyards and Brand Portfolio VWE Vineyards Industry Leading Portfolio RecentAwards & Ratings 2018 SILVER LABEL BARREL-AGED 2018 SAUVIGNON BLANC CHARDONNAY CABERNETSAUVIGNON DOUBLE 90 DOUBLE Wine Spectator 96 GOLD 95 GOLD BEST OF CLASS Sunset Magazine International Sunset Magazine International 90 Wine Comp. 2020 Wine Comp. 2020 Wine Enthusiast 2018 CABERNET EVERYDAY RED MALBEC SAUVIGNON BEST OF GOLD/RESERVE 91 GOLD 93 CLASS CHAMPION CLASS Sunset Magazine International Sunset Magazine International Houston Uncorked Wine Comp. 2020 Wine Comp. 2020 CABERNET SAUVIGNON CHARDONNAY THEZIN GOLD GOLD 92 GOLD SF ChronicleInternational SF ChronicleInternational San Diego International Wine Competition Wine Competition Wine & Spirits2020 RED WINE THE DARK GOLD GOLD GOLD SF ChronicleInternational SF ChronicleInternational Houston Uncorked Wine Competition Wine Competition Owned: 946 acres • Napa: 94 acres Extensive Portfolio of 90+ Rated Wines • Sonoma: 96 acres • Mendocino: 6 acres • Arroyo Grande: 750 acres Contracts & Long Term Leases: 1,854 acres Total: 2,800 acres STRICTLY PRIVATE AND CONFIDENTIAL 16

Direct-to-Consumer (1) Direct-to-Consumer segment represented 30% of net revenue during the past fiscal year Direct-to-Consumer Net Revenue 19 >36k Wine Clubs Wine Club Members Different Wine Clubs as of 6/30/20 +9.4% CAGR $62 $56 Cameron Hughes $50 QVC Tasting Rooms Windsor Vineyards (2) (3) CY 2018A FY 2020A FY 2021E (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Reflects adjustment from FY ending December 31 to FY ending June 30. (3) Includes Kunde starting in Q4 FY 2021E. STRICTLY PRIVATE AND CONFIDENTIAL 17Direct-to-Consumer (1) Direct-to-Consumer segment represented 30% of net revenue during the past fiscal year Direct-to-Consumer Net Revenue 19 >36k Wine Clubs Wine Club Members Different Wine Clubs as of 6/30/20 +9.4% CAGR $62 $56 Cameron Hughes $50 QVC Tasting Rooms Windsor Vineyards (2) (3) CY 2018A FY 2020A FY 2021E (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Reflects adjustment from FY ending December 31 to FY ending June 30. (3) Includes Kunde starting in Q4 FY 2021E. STRICTLY PRIVATE AND CONFIDENTIAL 17

B2B Channel Provides Consistent Growth · Strong relationships with major retailers · Additional private label arrangements launching Spring 2021 Private Label for Key Customers · Priority category for all major retailers · Custom crush and production services maximizes production assets' efficiency and throughput Custom · Long-term contractual agreements Production · Services provided: winemaking and production, procurement of dry goods, bottling and case Services goods storage Historical B2B Segment Net Revenue ($ in mm) $60 Strong Growth Profile $45 (1) (29% of Total Net Revenue in FY $30 2020) $15 $0 (2) CY 2012A FY 2020A (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Reflects adjustment from FY ending December 31 to FY ending June 30. STRICTLY PRIVATE AND CONFIDENTIAL 18B2B Channel Provides Consistent Growth · Strong relationships with major retailers · Additional private label arrangements launching Spring 2021 Private Label for Key Customers · Priority category for all major retailers · Custom crush and production services maximizes production assets' efficiency and throughput Custom · Long-term contractual agreements Production · Services provided: winemaking and production, procurement of dry goods, bottling and case Services goods storage Historical B2B Segment Net Revenue ($ in mm) $60 Strong Growth Profile $45 (1) (29% of Total Net Revenue in FY $30 2020) $15 $0 (2) CY 2012A FY 2020A (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Reflects adjustment from FY ending December 31 to FY ending June 30. STRICTLY PRIVATE AND CONFIDENTIAL 18

Growth Opportunity Through Powerful Scale and Distribution Numerous longstanding national chain account customers Other Key National Retailers Significant Whitespace Opportunity STRICTLY PRIVATE AND CONFIDENTIAL 19Growth Opportunity Through Powerful Scale and Distribution Numerous longstanding national chain account customers Other Key National Retailers Significant Whitespace Opportunity STRICTLY PRIVATE AND CONFIDENTIAL 19

Innovation and B2B Opportunities ü Exclusive retailer partnershipsü Rapid time-to-market ü Deep wholesaler relationshipsü Track record of successful innovation ü Nimble, scalable production model DISCOVER THE BEST. LOW ALC and LOW CALORIES STRICTLY PRIVATE AND CONFIDENTIAL 20Innovation and B2B Opportunities ü Exclusive retailer partnershipsü Rapid time-to-market ü Deep wholesaler relationshipsü Track record of successful innovation ü Nimble, scalable production model DISCOVER THE BEST. LOW ALC and LOW CALORIES STRICTLY PRIVATE AND CONFIDENTIAL 20

Category Adjacency Opportunities üü Hard Seltzer category continues Overall California-only Cannabis (1) to grow Infused Beverages growing at 87% ü Hard Cider provides alternative Access to market insights; ü distribution model for innovation access to distribution and is outpacing beer growth self ‘teller high’ Hard Cider Less than 90 Calories per can! 10mg THC : 5mg CBD Just for YOU. Per 12 oz Serving Hard Seltzer Hard Cider Cannabis Infused Beverage (When Federally Legal) (1) Source: Headset. STRICTLY PRIVATE AND CONFIDENTIAL 21Category Adjacency Opportunities üü Hard Seltzer category continues Overall California-only Cannabis (1) to grow Infused Beverages growing at 87% ü Hard Cider provides alternative Access to market insights; ü distribution model for innovation access to distribution and is outpacing beer growth self ‘teller high’ Hard Cider Less than 90 Calories per can! 10mg THC : 5mg CBD Just for YOU. Per 12 oz Serving Hard Seltzer Hard Cider Cannabis Infused Beverage (When Federally Legal) (1) Source: Headset. STRICTLY PRIVATE AND CONFIDENTIAL 21

ESG Approach - Committed to Sustainability, Inclusion and Corporate Governance Strong Company Culture Partnerships Environmental Sustainability Stewardship guides our practices in the vineyard and in the cellar Social Sustainability Advocating inclusion, diversity and social commitment Corporate Governance Providing the structure for success Strong Managers Diverse, deep bench of young future leaders STRICTLY PRIVATE AND CONFIDENTIAL 22ESG Approach - Committed to Sustainability, Inclusion and Corporate Governance Strong Company Culture Partnerships Environmental Sustainability Stewardship guides our practices in the vineyard and in the cellar Social Sustainability Advocating inclusion, diversity and social commitment Corporate Governance Providing the structure for success Strong Managers Diverse, deep bench of young future leaders STRICTLY PRIVATE AND CONFIDENTIAL 22

Wine Industry is Poised for Continued Growth Since 1970, wine consumption in the U.S. has doubled yet per capita consumption remains less than 1/3 that of France and Italy (1) (2) 50 Years of Consistent Growth Substantial Headroom in the U.S. (Total U.S. Wine Consumption) (Per Capita Wine Consumption) 427 2.2x >1 Billion Cases of Headroom, 251% from current 1.7x 53.4 194 45.8 113 24.7 15.2 France Italy U.K. U.S. 1970 1995 2020 (1) 9-liter equivalent cases. BW166 LLC data as of December 2020. (2) Per capita consumption in liters as of 2018 per BW166 LLC. STRICTLY PRIVATE AND CONFIDENTIAL 23Wine Industry is Poised for Continued Growth Since 1970, wine consumption in the U.S. has doubled yet per capita consumption remains less than 1/3 that of France and Italy (1) (2) 50 Years of Consistent Growth Substantial Headroom in the U.S. (Total U.S. Wine Consumption) (Per Capita Wine Consumption) 427 2.2x >1 Billion Cases of Headroom, 251% from current 1.7x 53.4 194 45.8 113 24.7 15.2 France Italy U.K. U.S. 1970 1995 2020 (1) 9-liter equivalent cases. BW166 LLC data as of December 2020. (2) Per capita consumption in liters as of 2018 per BW166 LLC. STRICTLY PRIVATE AND CONFIDENTIAL 23

Premiumization Accelerating During COVID Period VWE’s portfolio is focused on premium and luxury wines – the fastest growing price points in the industry (1) U.S. Dollar Value and Volume Growth by Price Tier Dollar Value $9.3bn Dollar Value $7.5bn 32.0% 26.3% 24.5% 22.6% 15.3% 9.7% 4.3% (1.4%) Box (<$3.99) ($4.00 - $7.99) ($8.00-10.99) ($11.00 -$14.99) ($15.00 - $19.99) ($20.00 - $24.99) (>$25.00) VWE FOCUS PRICE POINTS Value Premium Luxury Note: Represents off-premise sales, which have benefitted during the COVID time period. (1) Nielsen Total US MULO + AOC for the 52 week period ending 1/23/2021. Per April 2021 Wine Business Monthly. STRICTLY PRIVATE AND CONFIDENTIAL 24Premiumization Accelerating During COVID Period VWE’s portfolio is focused on premium and luxury wines – the fastest growing price points in the industry (1) U.S. Dollar Value and Volume Growth by Price Tier Dollar Value $9.3bn Dollar Value $7.5bn 32.0% 26.3% 24.5% 22.6% 15.3% 9.7% 4.3% (1.4%) Box (<$3.99) ($4.00 - $7.99) ($8.00-10.99) ($11.00 -$14.99) ($15.00 - $19.99) ($20.00 - $24.99) (>$25.00) VWE FOCUS PRICE POINTS Value Premium Luxury Note: Represents off-premise sales, which have benefitted during the COVID time period. (1) Nielsen Total US MULO + AOC for the 52 week period ending 1/23/2021. Per April 2021 Wine Business Monthly. STRICTLY PRIVATE AND CONFIDENTIAL 24

Emerging Momentum in Private Label and Direct-to-Consumer Sales Channels The U.S. wine industry has experienced significant tailwinds outside of the traditional wholesale channel Outsized Growth in Private Label Channel Secular Shift to Direct-to-Consumer Accelerated Due to COVID (1) (2) (Private Label Sales) (2020 YoY Volume Growth) 45% 44% 22% CAGR $193 41% 40% $165 33% 32% 30% $137 24% $99 19% $86 17% 4% (1%) Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2016 2017 2018 2019 2020 Note: US$ in mm. (1) Nielsen Total U.S. xAOC. (2) Sovos / ShipCompliant January 2021 report. STRICTLY PRIVATE AND CONFIDENTIAL 25Emerging Momentum in Private Label and Direct-to-Consumer Sales Channels The U.S. wine industry has experienced significant tailwinds outside of the traditional wholesale channel Outsized Growth in Private Label Channel Secular Shift to Direct-to-Consumer Accelerated Due to COVID (1) (2) (Private Label Sales) (2020 YoY Volume Growth) 45% 44% 22% CAGR $193 41% 40% $165 33% 32% 30% $137 24% $99 19% $86 17% 4% (1%) Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2016 2017 2018 2019 2020 Note: US$ in mm. (1) Nielsen Total U.S. xAOC. (2) Sovos / ShipCompliant January 2021 report. STRICTLY PRIVATE AND CONFIDENTIAL 25

III. Value Creation StrategyIII. Value Creation Strategy

Multiple Avenues for Organic Growth · Diversified Direct-to-Consumer revenue base presents Wine Clubs & significant continued growth opportunity TastiW ng ine R Clu ooms bs & Tasting Direct-To- Rooms · Cameron Hughes is the largest e-commerce only wine 50% ~50% ~50% 50% Other Direct-to- Consumer e-commerce, Consumer brand in the world Telemarketing & Televised Shopping · Over a dozen tasting room locations · Led by the executive team and guided by feedback from the VWE’s largest chain account customers New Product & Brand · Close relationships with large grocery and bev alcohol Innovation retailers means VWE is able to quickly react to shifting consumer interests and anticipate emerging trends · Private label growth of c.30% anticipated in FY 2021 · Additional private label arrangements with large customers launching Spring 2021 B2B Expansion · Custom crush and production services maximizes production assets' efficiency and throughput · Drives down cost of goods sold of owned portfolio STRICTLY PRIVATE AND CONFIDENTIAL 27 Select Private Label CustomersMultiple Avenues for Organic Growth · Diversified Direct-to-Consumer revenue base presents Wine Clubs & significant continued growth opportunity TastiW ng ine R Clu ooms bs & Tasting Direct-To- Rooms · Cameron Hughes is the largest e-commerce only wine 50% ~50% ~50% 50% Other Direct-to- Consumer e-commerce, Consumer brand in the world Telemarketing & Televised Shopping · Over a dozen tasting room locations · Led by the executive team and guided by feedback from the VWE’s largest chain account customers New Product & Brand · Close relationships with large grocery and bev alcohol Innovation retailers means VWE is able to quickly react to shifting consumer interests and anticipate emerging trends · Private label growth of c.30% anticipated in FY 2021 · Additional private label arrangements with large customers launching Spring 2021 B2B Expansion · Custom crush and production services maximizes production assets' efficiency and throughput · Drives down cost of goods sold of owned portfolio STRICTLY PRIVATE AND CONFIDENTIAL 27 Select Private Label Customers

Favorable Industry Dynamics for a Consolidator Large participants with access to capital are poised to take advantage of the coming period of increased wine industry consolidation as small and mid-size wineries come under intense pressure from a convergence of a number of sector dynamics HIGHLY-FRAGMENTED MASSIVE DISTRIBUTOR RAPIDLY CONSOLIDATING $45B+ WINE INDUSTRY CONSOLIDATION RETAIL CHANNEL (1) (2) (3) Winery Market Share Distributor Market Share Top-10 Grocery Market Share 26% 55%+ Combined Market Share Other Private Label 28% 10% = with VWE 39% 32% 5% 4% 3% 2% 2% 2% 1% 1% 16% 20% 9% 9% (1) WBM Top-50 U.S. Wineries as of February 2021. (2) Shanken’s Impact Newsletter. (3) Statista. STRICTLY PRIVATE AND CONFIDENTIAL 28Favorable Industry Dynamics for a Consolidator Large participants with access to capital are poised to take advantage of the coming period of increased wine industry consolidation as small and mid-size wineries come under intense pressure from a convergence of a number of sector dynamics HIGHLY-FRAGMENTED MASSIVE DISTRIBUTOR RAPIDLY CONSOLIDATING $45B+ WINE INDUSTRY CONSOLIDATION RETAIL CHANNEL (1) (2) (3) Winery Market Share Distributor Market Share Top-10 Grocery Market Share 26% 55%+ Combined Market Share Other Private Label 28% 10% = with VWE 39% 32% 5% 4% 3% 2% 2% 2% 1% 1% 16% 20% 9% 9% (1) WBM Top-50 U.S. Wineries as of February 2021. (2) Shanken’s Impact Newsletter. (3) Statista. STRICTLY PRIVATE AND CONFIDENTIAL 28

Selected Acquisition Case Studies Expected Close (3) Q3 FY 2021 · Cabernet Sauvignon, · Cabernet Sauvignon, · Cabernet Sauvignon, Key Pinot Noir, Merlot, · Pinot Noir, Riesling, Malbec, Merlot, Merlot, Chardonnay, Varietals / Chardonnay, Chardonnay, Rosé Chardonnay, Pinot Noir, Red Retail Price Zinfandel Sauvignon Blanc Blend · $16.00 - $40.00 Points · $18.00 - $100.00· $10.00 - $39.00· $17.00 - $100.00 Acquisition · Expected close · June 2017· January 2017· July 2015 Date Q3 FY 2021 3-Year · 46% / NM Forward · N/A (Purchase price = · 116% / 995%· 26% / 132% (1) ROIC / Adj. Inventory Value) (2) ROIC · Well-recognized· Largest e-commerce · Leading Sonoma · Top Sonoma Valley Oregon wine wine brand Valley tourist brand Deal producer destination · Robust digital Highlights · Sustainable vineyard · Award-winning Pinot marketing · Strong on-premise and winery Noir capabilities distribution · Scaled Direct-to- Value · Increased Direct-to-· Discontinuation of · SG&A efficiencies Consumer business; Creation Consumer focus; unprofitable legacy and new line improved supply Strategy SG&A efficiencies Wholesale Business extensions chain (1) Calculated as Gross Profit 3 years after acquisition / Purchase Price. (2) Calculated as Gross Profit 3 years after acquisition / Purchase Price net of real property and inventory costs. (3) Common shareholders to VWE acquired minority stake in Kunde and VWE acquired management contract in 2010. STRICTLY PRIVATE AND CONFIDENTIAL 29Selected Acquisition Case Studies Expected Close (3) Q3 FY 2021 · Cabernet Sauvignon, · Cabernet Sauvignon, · Cabernet Sauvignon, Key Pinot Noir, Merlot, · Pinot Noir, Riesling, Malbec, Merlot, Merlot, Chardonnay, Varietals / Chardonnay, Chardonnay, Rosé Chardonnay, Pinot Noir, Red Retail Price Zinfandel Sauvignon Blanc Blend · $16.00 - $40.00 Points · $18.00 - $100.00· $10.00 - $39.00· $17.00 - $100.00 Acquisition · Expected close · June 2017· January 2017· July 2015 Date Q3 FY 2021 3-Year · 46% / NM Forward · N/A (Purchase price = · 116% / 995%· 26% / 132% (1) ROIC / Adj. Inventory Value) (2) ROIC · Well-recognized· Largest e-commerce · Leading Sonoma · Top Sonoma Valley Oregon wine wine brand Valley tourist brand Deal producer destination · Robust digital Highlights · Sustainable vineyard · Award-winning Pinot marketing · Strong on-premise and winery Noir capabilities distribution · Scaled Direct-to- Value · Increased Direct-to-· Discontinuation of · SG&A efficiencies Consumer business; Creation Consumer focus; unprofitable legacy and new line improved supply Strategy SG&A efficiencies Wholesale Business extensions chain (1) Calculated as Gross Profit 3 years after acquisition / Purchase Price. (2) Calculated as Gross Profit 3 years after acquisition / Purchase Price net of real property and inventory costs. (3) Common shareholders to VWE acquired minority stake in Kunde and VWE acquired management contract in 2010. STRICTLY PRIVATE AND CONFIDENTIAL 29

Robust Acquisition Process & Pipeline M&A Funnel Acquisition Criteria üAccretive to earnings üComplementary with our sales and 10,000+ U.S. wineries distribution platform üSignificant cost synergies 40-60 Deals reviewed per yearüUnder-invested brands with opportunities for incremental, material penetration c.4 LOIs sent Value Creation Strategy per year Post Close 2-3 Term Sheets Sales / Distribution signed per year Leverage SG&A Rationalization COGS >20 At Close Improvements Deals closed EBITDA $$ since 2010 $250m+ of M&A transaction WITH AN ATTRACTIVE value VALUABLE TARGET WITH ROE AS A RESULT OF ASSET VALUE PROTECTION DEBT FINANCING Source: BW166 LLC. STRICTLY PRIVATE AND CONFIDENTIAL 30Robust Acquisition Process & Pipeline M&A Funnel Acquisition Criteria üAccretive to earnings üComplementary with our sales and 10,000+ U.S. wineries distribution platform üSignificant cost synergies 40-60 Deals reviewed per yearüUnder-invested brands with opportunities for incremental, material penetration c.4 LOIs sent Value Creation Strategy per year Post Close 2-3 Term Sheets Sales / Distribution signed per year Leverage SG&A Rationalization COGS >20 At Close Improvements Deals closed EBITDA $$ since 2010 $250m+ of M&A transaction WITH AN ATTRACTIVE value VALUABLE TARGET WITH ROE AS A RESULT OF ASSET VALUE PROTECTION DEBT FINANCING Source: BW166 LLC. STRICTLY PRIVATE AND CONFIDENTIAL 30

IV. Financial OverviewIV. Financial Overview

Compelling Financial Profile and Diversified Revenue Base (1) (1,2) (1) Net Revenue by Segment Case Volume by Price Point Case Volume by Category <$10 1% Spirits 13% $20+ B2B 20% 29% Wholesale 41% $10 - $19.99 Direct to Wine 79% 87% Consumer 30% +40% Net Revenue Growth Through the Recession $250 $200 $150 $100 $50 $0 (3) CY 2010A FY 2020A 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Axis Title Axis Title Net Revenue Adj. EBITDA Note: Fiscal year end changed from December 31 to June 30 starting in FY 2019. (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Excludes B2B Segment. (3) Reflects adjustment from FY ending December 31 to FY ending June 30. STRICTLY PRIVATE AND CONFIDENTIAL 32 Axis Title Axis TitleCompelling Financial Profile and Diversified Revenue Base (1) (1,2) (1) Net Revenue by Segment Case Volume by Price Point Case Volume by Category <$10 1% Spirits 13% $20+ B2B 20% 29% Wholesale 41% $10 - $19.99 Direct to Wine 79% 87% Consumer 30% +40% Net Revenue Growth Through the Recession $250 $200 $150 $100 $50 $0 (3) CY 2010A FY 2020A 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Axis Title Axis Title Net Revenue Adj. EBITDA Note: Fiscal year end changed from December 31 to June 30 starting in FY 2019. (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Excludes B2B Segment. (3) Reflects adjustment from FY ending December 31 to FY ending June 30. STRICTLY PRIVATE AND CONFIDENTIAL 32 Axis Title Axis Title

Continued Robust Growth and Profitability Expansion (1) Volume Net Revenue Standalone Acquisitions Standalone Acquisitions (in ‘000s 9L cases) ($ in mm) 2,688 $308 2,389 $265 1,980 $220 1,643 $190 2,240 $257 2,111 $239 (2) (2) FY 2020A FY 2021E PF FY 2022E FY 2023E FY 2020A FY 2021E PF FY 2022E FY 2023E Gross Profit Adj. EBITDA Standalone Acquisitions Standalone Acquisitions ($ in mm) ($ in mm) $139 $80 $115 $63 $91 $46 $72 $28 $111 $102 $60 $54 (2) (2) FY 2020A FY 2021E PF FY 2022E FY 2023E FY 2020A FY 2021E PF FY 2022E FY 2023E Gross Profit Margin (%) Adj. EBITDA Margin (%) 14.5% 21.0% 23.8% 25.9% 37.7% 41.4% 43.4% 45.1% Source: Company Projections. Note: Fiscal Year ending June 30. CAGRs and margins include acquisitions. The net revenue and gross profit reflect the FY20 audited financials and differ from the figures shown in the presentation filed February 4, 2021. The difference relates to a technical change in accounting treatment for certain commissions between SG&A and net revenue and one-off costs that impacted COGS related to a write down of smoke tainted wines. The contra accounting changes have no impact on adjusted EBITDA or net income. Additional information on the audited financials is included in the S-4. (1) Includes DTC, Wholesale and Private label. Excludes custom crush and production services. (2) Pro forma for the full year financial contribution of Kunde. STRICTLY PRIVATE AND CONFIDENTIAL 33Continued Robust Growth and Profitability Expansion (1) Volume Net Revenue Standalone Acquisitions Standalone Acquisitions (in ‘000s 9L cases) ($ in mm) 2,688 $308 2,389 $265 1,980 $220 1,643 $190 2,240 $257 2,111 $239 (2) (2) FY 2020A FY 2021E PF FY 2022E FY 2023E FY 2020A FY 2021E PF FY 2022E FY 2023E Gross Profit Adj. EBITDA Standalone Acquisitions Standalone Acquisitions ($ in mm) ($ in mm) $139 $80 $115 $63 $91 $46 $72 $28 $111 $102 $60 $54 (2) (2) FY 2020A FY 2021E PF FY 2022E FY 2023E FY 2020A FY 2021E PF FY 2022E FY 2023E Gross Profit Margin (%) Adj. EBITDA Margin (%) 14.5% 21.0% 23.8% 25.9% 37.7% 41.4% 43.4% 45.1% Source: Company Projections. Note: Fiscal Year ending June 30. CAGRs and margins include acquisitions. The net revenue and gross profit reflect the FY20 audited financials and differ from the figures shown in the presentation filed February 4, 2021. The difference relates to a technical change in accounting treatment for certain commissions between SG&A and net revenue and one-off costs that impacted COGS related to a write down of smoke tainted wines. The contra accounting changes have no impact on adjusted EBITDA or net income. Additional information on the audited financials is included in the S-4. (1) Includes DTC, Wholesale and Private label. Excludes custom crush and production services. (2) Pro forma for the full year financial contribution of Kunde. STRICTLY PRIVATE AND CONFIDENTIAL 33

VWE Continues to Deliver Strong YoY Growth in Recent Results Net Revenue ($ in mm) $117 $103 Six Months Ended December 31, 2019 Six Months Ended December 31, 2020 Adjusted EBITDA $20 ($ in mm) $14 Six Months Ended December 31, 2019 Six Months Ended December 31, 2020 STRICTLY PRIVATE AND CONFIDENTIAL 34VWE Continues to Deliver Strong YoY Growth in Recent Results Net Revenue ($ in mm) $117 $103 Six Months Ended December 31, 2019 Six Months Ended December 31, 2020 Adjusted EBITDA $20 ($ in mm) $14 Six Months Ended December 31, 2019 Six Months Ended December 31, 2020 STRICTLY PRIVATE AND CONFIDENTIAL 34

Recent Capital Investments will Support Future Growth Capital expenditures have been at an elevated level in recent years, and as projects near completion the business is now primed to rapidly scale margins with modest platform investments required going forward Major Capex Projects Anticipated Adjusted EBITDA Margin Expansion Warehouse Expansion > 1,000bps 25% - 30% 21% 16% High Speed Bottling Line (1) CY 2015A FY 2021E PF Medium Term Financial Target Platform investment will lead to target FCF conversion of >75% • $45mm in Capital Expenditures to increase • Reduction in leased space & third party storage capacity from 7mm cases to 15mm cases / year • Reduction in transportation cost • Completion Date: Q4 FY 2021 • Energy cost savings • Operating efficiencies and warehouse • Increased storage and handling revenue consolidations will increase EBITDA contribution • Increased bottling margin significantly • Dry goods savings • Highly scalable investment also drives down • OEE (Overall Equipment Effectiveness) future COGS Improvements (1) Pro forma for the full year financial contribution of Kunde. STRICTLY PRIVATE AND CONFIDENTIAL 35Recent Capital Investments will Support Future Growth Capital expenditures have been at an elevated level in recent years, and as projects near completion the business is now primed to rapidly scale margins with modest platform investments required going forward Major Capex Projects Anticipated Adjusted EBITDA Margin Expansion Warehouse Expansion > 1,000bps 25% - 30% 21% 16% High Speed Bottling Line (1) CY 2015A FY 2021E PF Medium Term Financial Target Platform investment will lead to target FCF conversion of >75% • $45mm in Capital Expenditures to increase • Reduction in leased space & third party storage capacity from 7mm cases to 15mm cases / year • Reduction in transportation cost • Completion Date: Q4 FY 2021 • Energy cost savings • Operating efficiencies and warehouse • Increased storage and handling revenue consolidations will increase EBITDA contribution • Increased bottling margin significantly • Dry goods savings • Highly scalable investment also drives down • OEE (Overall Equipment Effectiveness) future COGS Improvements (1) Pro forma for the full year financial contribution of Kunde. STRICTLY PRIVATE AND CONFIDENTIAL 35

Significant Balance Sheet Flexibility Strong asset base provides access to extremely low cost of capital and can be monetized for cash flow generation Substantial Asset Value ü Exceptionally Low Cost of Capital (LIBOR + 175bps) Asset Value Estate Wineries & ü Robust Commercial Bank Support c.$190mm Equipment (Appraised) ü Numerous Real Estate Monetization Options Inventory (Book Value) c.$200mm Tasting Rooms & Other ü Significantly Greater Debt Capacity to Fuel Growth c.$10mm (Estimated) Post Combination Total c.$400mm ü Financial Flexibility Upon Transaction with BCAC, VWE Will Have Capacity for $1bn+ of Acquisitions STRICTLY PRIVATE AND CONFIDENTIAL 36Significant Balance Sheet Flexibility Strong asset base provides access to extremely low cost of capital and can be monetized for cash flow generation Substantial Asset Value ü Exceptionally Low Cost of Capital (LIBOR + 175bps) Asset Value Estate Wineries & ü Robust Commercial Bank Support c.$190mm Equipment (Appraised) ü Numerous Real Estate Monetization Options Inventory (Book Value) c.$200mm Tasting Rooms & Other ü Significantly Greater Debt Capacity to Fuel Growth c.$10mm (Estimated) Post Combination Total c.$400mm ü Financial Flexibility Upon Transaction with BCAC, VWE Will Have Capacity for $1bn+ of Acquisitions STRICTLY PRIVATE AND CONFIDENTIAL 36

Compelling Financial Metrics Today & in the Future Medium Term Projected Financial FY 2021E (1) Targets 20%+ Annualized Growth 20%+ since inception Net Revenue $200mm+ $450mm+ Gross Margin c.40% 45%+ Adj. EBITDA Margin c.20% 25-30% (1) Medium Term refers to approximately 5 years. Assumes a combination of organic growth and acquisitions. STRICTLY PRIVATE AND CONFIDENTIAL 37Compelling Financial Metrics Today & in the Future Medium Term Projected Financial FY 2021E (1) Targets 20%+ Annualized Growth 20%+ since inception Net Revenue $200mm+ $450mm+ Gross Margin c.40% 45%+ Adj. EBITDA Margin c.20% 25-30% (1) Medium Term refers to approximately 5 years. Assumes a combination of organic growth and acquisitions. STRICTLY PRIVATE AND CONFIDENTIAL 37

Comparable Companies Universe High Growth, Consumer U.S. Growth Alcohol Captains and Consolidators STRICTLY PRIVATE AND CONFIDENTIAL 38Comparable Companies Universe High Growth, Consumer U.S. Growth Alcohol Captains and Consolidators STRICTLY PRIVATE AND CONFIDENTIAL 38

Operational Benchmarking Denotes metrics including acquisitions U.S. Growth Alcohol High Growth, Consumer Captains and Consolidators FY 2021E – FY 2022E Revenue Growth 30.6% Median: 6.5% Median: 9.9% 20.7% 17.8% 12.0% 9.9% 8.8% 9.6% 6.5% 5.5% 3.5% 2.5% 8.9% (1) (2) (3) FY 2021E – FY 2022E EBITDA Growth Median: 8.1% Median: 11.3% 42.1% 36.7% 26.4% 11.4% 11.3% 9.6% 10.1% 8.1% 7.1% 7.5% 5.9% 17.2% (2) (1) (3) FY 2022E EBITDA Margin Median: 33.7% Median: 19.6% 38.0% 36.5% 34.9% 33.7% 24.1% 23.8% 22.5% 21.6% 19.6% 19.2% 16.6% 22.6% (2) (1) (3) Source: Company filings and Factset. Market date as of April 20, 2021. Note: Peer financials adjusted to VWE FY ending June. (1) Pro forma for the full year financial contribution of Kunde. (2) Pro forma for divestiture of value W&S portfolio, Nobilo Wines and Paul Masson Brandy. (3) Pro forma for acquisition of Truco Enterprises. STRICTLY PRIVATE AND CONFIDENTIAL 39Operational Benchmarking Denotes metrics including acquisitions U.S. Growth Alcohol High Growth, Consumer Captains and Consolidators FY 2021E – FY 2022E Revenue Growth 30.6% Median: 6.5% Median: 9.9% 20.7% 17.8% 12.0% 9.9% 8.8% 9.6% 6.5% 5.5% 3.5% 2.5% 8.9% (1) (2) (3) FY 2021E – FY 2022E EBITDA Growth Median: 8.1% Median: 11.3% 42.1% 36.7% 26.4% 11.4% 11.3% 9.6% 10.1% 8.1% 7.1% 7.5% 5.9% 17.2% (2) (1) (3) FY 2022E EBITDA Margin Median: 33.7% Median: 19.6% 38.0% 36.5% 34.9% 33.7% 24.1% 23.8% 22.5% 21.6% 19.6% 19.2% 16.6% 22.6% (2) (1) (3) Source: Company filings and Factset. Market date as of April 20, 2021. Note: Peer financials adjusted to VWE FY ending June. (1) Pro forma for the full year financial contribution of Kunde. (2) Pro forma for divestiture of value W&S portfolio, Nobilo Wines and Paul Masson Brandy. (3) Pro forma for acquisition of Truco Enterprises. STRICTLY PRIVATE AND CONFIDENTIAL 39

Valuation Benchmarking Denotes metrics including acquisitions U.S. Growth Alcohol High Growth, Consumer Captains and Consolidators FV / FY 2022E EBITDA Median: 21.3x Median: 21.2x 35.1x 30.0x 27.6x 25.0x 21.3x 20.5x 21.2x 16.3x 19.5x 17.3x 16.0x 12.8x 14.6x 11.9x (1) (2) @$10 / Share @$12 / Share FV / CY 2022E EBITDA (7) (7) 12.5x 15.6x 28.8x 24.7x 20.2x 19.8x 15.7x 31.2x 23.8x 20.1x 18.9x 16.5x P / FY 2022E EPS Median: 39.8x Median: 34.2x 48.9x 50.1x 42.7x 39.8x 37.9x 29.7x 34.2x 33.7x 27.9x 27.1x 27.7x 22.3x 27.6x 22.7x @$10 / Share @$12 / Share (1) (2) P / CY 2022E EPS (7) (7) 25.7x 31.2x 43.3x 40.0x 38.1x 27.2x 21.0x 44.4x 33.7x 32.4x 26.5x 24.5x (3) FY 2022E PEG 8.7x 7.8x Median: 1.9x Median: 2.7x 3.2x 2.7x (5) (5) (5) (5) 2.3x 1.9x (6) 1.2x 1.0x 1.1x 0.7x 0.1x 0.1x 0.1x 0.2x (1) @$10 / Share @$12 / Share (2) (4) CY 2022E PEG (7) (7) 0.1x 0.2x 4.7x 2.8x 2.6x 1.1x 2.5x 1.7x 4.8x 1.0x 1.5x 0.9x Source: Company filings and Factset. Market date as of April 20, 2021. Note: Peer financials adjusted to VWE FY ending June where applicable. MIP is not reflected but will constitute approximately 10% of the fully diluted shares outstanding of the company, the details of which are to be confirmed. (1) Pro forma for divestiture of value W&S portfolio, Nobilo Wines and Paul Masson Brandy. (2) Pro forma for acquisition of Truco Enterprises, refinancing and warrants redemption. (3) Calculated as (P / FY 2022E EPS) / (FY ’20A-’22E EPS CAGR). (4) Calculated as (P / CY 2022E EPS) / (CY ’20E-‘22E EPS CAGR). (5) VWE PEG assumes normalized FY 2020A – FY 2022E Net Income CAGR assuming fixed interest expense and tax rate. (6) Calculated as (P / FY 2022E EPS) / (FY ’21E-’22E EPS Growth) due to lack of FY’20A EPS information. (7) Excludes acquisitions. STRICTLY PRIVATE AND CONFIDENTIAL 40Valuation Benchmarking Denotes metrics including acquisitions U.S. Growth Alcohol High Growth, Consumer Captains and Consolidators FV / FY 2022E EBITDA Median: 21.3x Median: 21.2x 35.1x 30.0x 27.6x 25.0x 21.3x 20.5x 21.2x 16.3x 19.5x 17.3x 16.0x 12.8x 14.6x 11.9x (1) (2) @$10 / Share @$12 / Share FV / CY 2022E EBITDA (7) (7) 12.5x 15.6x 28.8x 24.7x 20.2x 19.8x 15.7x 31.2x 23.8x 20.1x 18.9x 16.5x P / FY 2022E EPS Median: 39.8x Median: 34.2x 48.9x 50.1x 42.7x 39.8x 37.9x 29.7x 34.2x 33.7x 27.9x 27.1x 27.7x 22.3x 27.6x 22.7x @$10 / Share @$12 / Share (1) (2) P / CY 2022E EPS (7) (7) 25.7x 31.2x 43.3x 40.0x 38.1x 27.2x 21.0x 44.4x 33.7x 32.4x 26.5x 24.5x (3) FY 2022E PEG 8.7x 7.8x Median: 1.9x Median: 2.7x 3.2x 2.7x (5) (5) (5) (5) 2.3x 1.9x (6) 1.2x 1.0x 1.1x 0.7x 0.1x 0.1x 0.1x 0.2x (1) @$10 / Share @$12 / Share (2) (4) CY 2022E PEG (7) (7) 0.1x 0.2x 4.7x 2.8x 2.6x 1.1x 2.5x 1.7x 4.8x 1.0x 1.5x 0.9x Source: Company filings and Factset. Market date as of April 20, 2021. Note: Peer financials adjusted to VWE FY ending June where applicable. MIP is not reflected but will constitute approximately 10% of the fully diluted shares outstanding of the company, the details of which are to be confirmed. (1) Pro forma for divestiture of value W&S portfolio, Nobilo Wines and Paul Masson Brandy. (2) Pro forma for acquisition of Truco Enterprises, refinancing and warrants redemption. (3) Calculated as (P / FY 2022E EPS) / (FY ’20A-’22E EPS CAGR). (4) Calculated as (P / CY 2022E EPS) / (CY ’20E-‘22E EPS CAGR). (5) VWE PEG assumes normalized FY 2020A – FY 2022E Net Income CAGR assuming fixed interest expense and tax rate. (6) Calculated as (P / FY 2022E EPS) / (FY ’21E-’22E EPS Growth) due to lack of FY’20A EPS information. (7) Excludes acquisitions. STRICTLY PRIVATE AND CONFIDENTIAL 40

VWE is a Unique and Compelling Public Market Opportunity 1 2 With its Track Record, Scale, Strong Balance Consistent, Long Term Track Record of Sheet and Operating Cash Flow Generation, Delivering High Growth: 20%+ Net Revenue and VWE is Well Positioned to Continue to Drive Adj. EBITDA CAGR Since 2010 Significant Growth, Both Organically and Through Acquisitions 3 4 Enduring Business Model and Industry, Attractive Valuation Multiple Relative to Public Balanced Distribution Mix and Highly Comparable Companies, Implying Significant Experienced Management Team Share Price Upside STRICTLY PRIVATE AND CONFIDENTIAL 41VWE is a Unique and Compelling Public Market Opportunity 1 2 With its Track Record, Scale, Strong Balance Consistent, Long Term Track Record of Sheet and Operating Cash Flow Generation, Delivering High Growth: 20%+ Net Revenue and VWE is Well Positioned to Continue to Drive Adj. EBITDA CAGR Since 2010 Significant Growth, Both Organically and Through Acquisitions 3 4 Enduring Business Model and Industry, Attractive Valuation Multiple Relative to Public Balanced Distribution Mix and Highly Comparable Companies, Implying Significant Experienced Management Team Share Price Upside STRICTLY PRIVATE AND CONFIDENTIAL 41

VWE Investment Highlights VWE operates in a Proven and Highly attractive large, growing market successful business financial profile with and focuses on the model with diversified strong historical industry’s highest capabilities across growth growth categories channels Industry consolidator Well-invested Experienced with demonstrated business, significant management team track record and asset base and with best-in-class extensive, actionable strong balance sheet oversight from BCAC acquisition pipeline 3VWE Investment Highlights VWE operates in a Proven and Highly attractive large, growing market successful business financial profile with and focuses on the model with diversified strong historical industry’s highest capabilities across growth growth categories channels Industry consolidator Well-invested Experienced with demonstrated business, significant management team track record and asset base and with best-in-class extensive, actionable strong balance sheet oversight from BCAC acquisition pipeline 3

AppendixAppendix

VWE Will Be a Highly Differentiated Wine Company (1) Exchange Nasdaq & Toronto Stock Exchange Australian Securities Exchange (4) International EMEA 1% 14% Increased currency Americas Geographical Revenue ANZ North America / FX risk due to 41% 22% Breakdown 99% geographic mix Asia 23% Premium Wine Portfolio 99% 71% US$10+ Price Point / A$10+ Price Point Revenue Growth 11.0% (0.9%) FY 2018A – FY 2022E EBITDA Growth 24.4% (0.7%) FY 2018A – FY 2022E (2) Gross Margin 41.4% 40.6% FY 2021E (2) EBITDA Margin 21.0% 25.2% FY 2021E (5) (3) EBITDA Multiple 11.9x / 12.8x 13.9x FY 2022E Including Acquisitions / Excluding Acquisitions Source: Company filings and Factset. Market date as of April 20, 2021. Note: Fiscal year ended June 30 for VWE and TWE. VWE adjustment from FY ending December 31 to FY ending June 30 in 2020. (1) Includes acquisitions unless otherwise noted. (2) Pro forma for the full year financial contribution of Kunde. (3) Assumes $10 share price. (4) Based on FY 2020 annual report; ANZ stands for Australia & New Zealand. (5) Assumes estimated consideration for acquisitions of $55mm. STRICTLY PRIVATE AND CONFIDENTIAL 44VWE Will Be a Highly Differentiated Wine Company (1) Exchange Nasdaq & Toronto Stock Exchange Australian Securities Exchange (4) International EMEA 1% 14% Increased currency Americas Geographical Revenue ANZ North America / FX risk due to 41% 22% Breakdown 99% geographic mix Asia 23% Premium Wine Portfolio 99% 71% US$10+ Price Point / A$10+ Price Point Revenue Growth 11.0% (0.9%) FY 2018A – FY 2022E EBITDA Growth 24.4% (0.7%) FY 2018A – FY 2022E (2) Gross Margin 41.4% 40.6% FY 2021E (2) EBITDA Margin 21.0% 25.2% FY 2021E (5) (3) EBITDA Multiple 11.9x / 12.8x 13.9x FY 2022E Including Acquisitions / Excluding Acquisitions Source: Company filings and Factset. Market date as of April 20, 2021. Note: Fiscal year ended June 30 for VWE and TWE. VWE adjustment from FY ending December 31 to FY ending June 30 in 2020. (1) Includes acquisitions unless otherwise noted. (2) Pro forma for the full year financial contribution of Kunde. (3) Assumes $10 share price. (4) Based on FY 2020 annual report; ANZ stands for Australia & New Zealand. (5) Assumes estimated consideration for acquisitions of $55mm. STRICTLY PRIVATE AND CONFIDENTIAL 44

VWE Will Be a Highly Differentiated Wine Company (1) Exchange Nasdaq & Toronto Stock Exchange New York Stock Exchange (2) Direct to B2B Consumer 29% 21% Wholesale Segment Breakdown 41% Direct to Wholesale Top 10 wine Top 2 wine Consumer 79% labels represent labels represent 30% 75% of sales 73% of sales Premium Wine Portfolio 99% 100% US$10+ Price Point Revenue Growth 11.0% 14.2% FY 2018A – FY 2022E EBITDA Growth 24.4% 9.3% FY 2018A – FY 2022E (3) Gross Margin 41.4% 50.8% FY 2021E (3) EBITDA Margin 21.0% 33.3% FY 2021E (4) (5) (8) EBITDA Multiple 11.9x / 12.8x 21.3x FY 2022E Including Acquisitions / Excluding Acquisitions (4) (5) (8) Price / EPS 22.7x / 27.7x 42.7x FY 2022E Including Acquisitions / Excluding Acquisitions (4,6) (5,7) (7) (8) PEG 0.1x / 0.1x 1.9x FY 2022E Including Acquisitions / Excluding Acquisitions Source: Company filings and Factset. Market date as of April 20, 2021. Note: Fiscal year ended June 30 for VWE and July 31 for Duckhorn. VWE adjustment from FY ending December 31 to FY ending June 30 in 2020. (1) Includes acquisitions unless otherwise noted. (2) Excludes Other / Non-Allocable revenue of $5mm. (3) Pro forma for the full year financial contribution of Kunde. (4) Assumes $10 share price. (5) Assumes estimated consideration for acquisitions of $55mm. (6) Calculated as (P / FY 2022E EPS) / (FY ’20A-’22E EPS CAGR). (7) VWE PEG assumes normalized FY 2020A – FY 2022E Net Income CAGR assuming fixed interest expense and tax rate. (8) Adjusted to reflect fiscal year ended June 30 for comparability purposes with VWE. STRICTLY PRIVATE AND CONFIDENTIAL 45VWE Will Be a Highly Differentiated Wine Company (1) Exchange Nasdaq & Toronto Stock Exchange New York Stock Exchange (2) Direct to B2B Consumer 29% 21% Wholesale Segment Breakdown 41% Direct to Wholesale Top 10 wine Top 2 wine Consumer 79% labels represent labels represent 30% 75% of sales 73% of sales Premium Wine Portfolio 99% 100% US$10+ Price Point Revenue Growth 11.0% 14.2% FY 2018A – FY 2022E EBITDA Growth 24.4% 9.3% FY 2018A – FY 2022E (3) Gross Margin 41.4% 50.8% FY 2021E (3) EBITDA Margin 21.0% 33.3% FY 2021E (4) (5) (8) EBITDA Multiple 11.9x / 12.8x 21.3x FY 2022E Including Acquisitions / Excluding Acquisitions (4) (5) (8) Price / EPS 22.7x / 27.7x 42.7x FY 2022E Including Acquisitions / Excluding Acquisitions (4,6) (5,7) (7) (8) PEG 0.1x / 0.1x 1.9x FY 2022E Including Acquisitions / Excluding Acquisitions Source: Company filings and Factset. Market date as of April 20, 2021. Note: Fiscal year ended June 30 for VWE and July 31 for Duckhorn. VWE adjustment from FY ending December 31 to FY ending June 30 in 2020. (1) Includes acquisitions unless otherwise noted. (2) Excludes Other / Non-Allocable revenue of $5mm. (3) Pro forma for the full year financial contribution of Kunde. (4) Assumes $10 share price. (5) Assumes estimated consideration for acquisitions of $55mm. (6) Calculated as (P / FY 2022E EPS) / (FY ’20A-’22E EPS CAGR). (7) VWE PEG assumes normalized FY 2020A – FY 2022E Net Income CAGR assuming fixed interest expense and tax rate. (8) Adjusted to reflect fiscal year ended June 30 for comparability purposes with VWE. STRICTLY PRIVATE AND CONFIDENTIAL 45

Valuation and Ownership Split at Various Prices Illustrative Price per Share $10.00 $11.00 $12.00 $13.00 $14.00 $15.00 $16.00 $17.00 $18.00 $19.00 $20.00 Number of Shares Outstanding Closing Shares to VWE 24.3 24.3 24.3 24.3 24.3 24.3 24.3 24.3 24.3 24.3 24.3 (1) Deferred Shares @$15 -- -- -- -- -- 2.9 2.9 2.9 2.9 2.9 2.9 (1) Deferred Shares @$20 -- -- -- -- -- -- -- -- -- -- 2.9 (2) Existing VWE Shareholders 24.3 24.3 24.3 24.3 24.3 27.2 27.2 27.2 27.2 27.2 30.0 Wasatch PIPE 10.0 10.0 10.0 10.0 10.0 10.0 10.0 10.0 10.0 10.0 10.0 (3) Public Shares 38.8 38.8 38.8 38.8 38.8 38.8 38.8 38.8 38.8 38.8 38.8 (4) Public Warrants -- -- 0.7 2.1 3.2 4.2 5.1 5.8 6.5 6.5 6.5 Public Shareholders 38.8 38.8 39.5 40.8 42.0 43.0 43.8 44.6 45.3 45.3 45.3 Sponsor Shares 6.0 6.0 6.0 6.0 6.0 6.0 6.0 6.0 6.0 6.0 6.0 (5) Sponsor Warrants -- -- 0.3 0.9 1.4 1.9 2.3 2.6 2.9 2.9 2.9 Sponsor 6.0 6.0 6.3 6.9 7.4 7.9 8.3 8.6 8.9 8.9 8.9 Total Shares Outstanding 79.1 79.1 80.2 82.1 83.7 88.0 89.2 90.3 91.3 91.3 94.2 Note: Treasury stock method used for all warrants. MIP is not reflected but will constitute approximately 10% of the fully diluted shares outstanding of the company, the details of which are to be confirmed. (1) Two tranches of 2.86mm deferred shares to VWE Shareholders issued at $15.00 and $20.00. (2) Excludes 2.8mm Wasatch shares purchased from an existing VWE non-management shareholder immediately prior to the announcement of the Definitive Agreement. (3) Includes 36.0mm Class A restricted shares and 2.8mm Wasatch shares purchased from an existing VWE non-management shareholder. (4) 18mm Public Shareholder warrants at a strike price of $11.50 and accelerated conversion at $18.00. (5) 8mm BCAC Sponsor warrants at a strike price of $11.50 and accelerated conversion at $18.00. 46Valuation and Ownership Split at Various Prices Illustrative Price per Share $10.00 $11.00 $12.00 $13.00 $14.00 $15.00 $16.00 $17.00 $18.00 $19.00 $20.00 Number of Shares Outstanding Closing Shares to VWE 24.3 24.3 24.3 24.3 24.3 24.3 24.3 24.3 24.3 24.3 24.3 (1) Deferred Shares @$15 -- -- -- -- -- 2.9 2.9 2.9 2.9 2.9 2.9 (1) Deferred Shares @$20 -- -- -- -- -- -- -- -- -- -- 2.9 (2) Existing VWE Shareholders 24.3 24.3 24.3 24.3 24.3 27.2 27.2 27.2 27.2 27.2 30.0 Wasatch PIPE 10.0 10.0 10.0 10.0 10.0 10.0 10.0 10.0 10.0 10.0 10.0 (3) Public Shares 38.8 38.8 38.8 38.8 38.8 38.8 38.8 38.8 38.8 38.8 38.8 (4) Public Warrants -- -- 0.7 2.1 3.2 4.2 5.1 5.8 6.5 6.5 6.5 Public Shareholders 38.8 38.8 39.5 40.8 42.0 43.0 43.8 44.6 45.3 45.3 45.3 Sponsor Shares 6.0 6.0 6.0 6.0 6.0 6.0 6.0 6.0 6.0 6.0 6.0 (5) Sponsor Warrants -- -- 0.3 0.9 1.4 1.9 2.3 2.6 2.9 2.9 2.9 Sponsor 6.0 6.0 6.3 6.9 7.4 7.9 8.3 8.6 8.9 8.9 8.9 Total Shares Outstanding 79.1 79.1 80.2 82.1 83.7 88.0 89.2 90.3 91.3 91.3 94.2 Note: Treasury stock method used for all warrants. MIP is not reflected but will constitute approximately 10% of the fully diluted shares outstanding of the company, the details of which are to be confirmed. (1) Two tranches of 2.86mm deferred shares to VWE Shareholders issued at $15.00 and $20.00. (2) Excludes 2.8mm Wasatch shares purchased from an existing VWE non-management shareholder immediately prior to the announcement of the Definitive Agreement. (3) Includes 36.0mm Class A restricted shares and 2.8mm Wasatch shares purchased from an existing VWE non-management shareholder. (4) 18mm Public Shareholder warrants at a strike price of $11.50 and accelerated conversion at $18.00. (5) 8mm BCAC Sponsor warrants at a strike price of $11.50 and accelerated conversion at $18.00. 46

Dear [Investor],

We wanted to make you aware that Wasatch last night agreed to buy 10 million of our common shares at $10.00 per share. We think that this is a significant step as we move into the final stages of the deSPAC process with our merger partner Vintage Wine Estates.

Some key points on the investment from our perspective:

•	Wasatch is a very high-quality, long-term investor and we are delighted to have them as an even more significant shareholder

•	The $100m common stock investment demonstrates Wasatch’s conviction in VWE as an attractive long-term investment

•	The transaction came about as a result of a reverse inquiry from Wasatch, with the deal done in $10.00 common equity, with no additional economics provided

•	The size and terms of this investment in an uneven SPAC PIPE market again highlight the attractiveness of our investment proposition

•	The additional funds will be used to capitalize on the significant growth opportunities we believe are available to VWE

I’ve attached a copy of the press release for your ease of reference.

We also note that initiating coverage research on BCAC / VWE was released this week.

A reminder that our shareholder meeting to vote on extending our permitted timeline is scheduled for Thursday, May 6, 2021.

Please let us know if you would like any further information or would like to set up a time to discuss the investment, the Company or our progress towards closing the transaction.

Thanks

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding closing of the investment and the transaction, estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the requirement for Wasatch to fund the subscription price on closing; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws to be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.